September 22, 2014

VIA EMAIL, EDGAR & FEDERAL EXPRESS

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valeant Pharmaceuticals International, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed August 25, 2014

File No. 333-196856

Amendment No. 3 to Schedule TO

Filed August 25, 2014

File No. 005-40724

Revised Preliminary Proxy Statement on Form PRER14A

Filed August 25, 2014

File No. 001-14956

Dear Mr. Riedler:

On behalf of Valeant Pharmaceuticals International, Inc. (“Valeant”) and AGMS Inc., set forth below is the response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in your letter dated September 4, 2014 regarding our clients’ Amendment No. 2 to the Registration Statement on Form S-4, filed with the Commission on August 25, 2014 (as amended, the “Registration Statement”), Amendment No. 3 to the Schedule TO, filed with the Commission on August 25, 2014 (as amended, the “Schedule TO”), and the Revised Preliminary Proxy Statement on Schedule 14A, filed with the Commission on August 25, 2014 (as amended, the “Proxy Statement”). For your convenience, this letter is formatted to reproduce your comment in bold text followed by our response.

In addition, Valeant has revised the Registration Statement, Schedule TO and Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter amendments to each of the

Jeffrey Riedler

United States Securities and Exchange Commission

September 22, 2014

foregoing, which reflect these revisions and update certain other information. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement, and all page numbers referenced herein are to the Registration Statement, in each case, as so amended.

Background of the Offer, page 38

1.	We note your response to prior Comment 4. Please further revise your disclosure to identify the specific categories of information covered under the negotiated expansion of the confidentiality agreement between Valeant and Pershing Square.

The disclosure on page 41 has been revised in response to the Staff’s comment.

2.	We note your response to prior Comment 6 and your statement that the historical information provided to Pershing Square by Valeant has subsequently been reflected in Valeant’s quarterly results. We also note your statement that the forecast information provided to Pershing Square was consistent with Valeant’s published guidance at the time it was provided and has since been superseded by Valeant’s current guidance. Please revise your disclosure to include representations reflecting both of these highlighted statements in the prospectus, including a representation that in your view, this information is not material to shareholders for the reasons stated.

The disclosure on page 41 has been revised in response to the Staff’s comment.

Reasons for the Offer, page 51

3.	We note your response to prior Comment 10. As requested by our prior comment, please revise your disclosure in Form S-4 to include the information provided in your response with respect to the basis for your run rate expectations for the combination of Valeant and Allergan.

The disclosure on pages 14 and 53-54 has been revised in response to the Staff’s comment.

4.	We note your response to prior Comment 11. Please revise your disclosure in Form S-4 to include the information provided in your response with respect to the belief that your integration of prior acquisitions and, in particular, your integration of B&L, translates to your ability to successfully integrate Allergan.

The disclosure on pages 14 and 53-54 has been revised in response to the Staff’s comment.

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We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly, you can reach me at (310) 712-6630.

Jeffrey Riedler

United States Securities and Exchange Commission

September 22, 2014

Sincerely,

/s/ Alison S. Ressler

cc:	Christina Chalk Bryan Pitko Michele Anderson Daniel Greenspan

Robert R. Chai-Onn (Valeant Pharmaceuticals International, Inc.)